Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 of Suzano S.A. (File No. 333-248909 and 333-236083), Fibria Overseas Finance Ltd. (File No. 333-236083-01) and Suzano Austria GmbH (File No. 333-236083-02) of our report dated February 28, 2023 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 6-K.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda. São Paulo, Brazil February 28, 2023

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